MALA NOCHE RESOURCES CORP.

FOR IMMEDIATE RELEASE	TSX-V: MLA

MALA NOCHE RESOURCES CORP. APPOINTS MICHAEL E. RILEY, C.A. TO BOARD

Vancouver, British Columbia – April 23, 2010 – Mala Noche Resources Corp. (the “Company”) is pleased to announce the appointment of Michael E. Riley, C.A., to the Board of Directors. Mr. Riley was formerly with Ernst & Young LLP, retiring as an audit partner after 26 years with the firm. As lead engagement partner, his clients included companies such as Placer Dome Inc. and HSBC Bank Canada. During the last ten years of his practice he also worked with the firm's Mergers and Acquisitions practice, leading M&A activity for several of the firm's clients. It is anticipated that Mr. Riley will be appointed to chair the Company’s Audit Committee.

"We are very pleased to have Mike join us at this important time in the Company's life" said Wade Nesmith, Mala Noche's CEO. "Mike's experience with senior mining companies and his M&A expertise will be extremely helpful as we work to grow the Company."

In addition to sitting on the Board of Mala Noche, Mr. Riley is also a member of the board and Chair of the Audit Committee of each of B.C. Lottery Corporation (a British Columbia Crown Corporation) and Seacliff Construction Corp. (a TSX-listed major construction company).

For additional information, please contact:

Wade Nesmith, Chief Executive Officer
Telephone: (604) 895 7464

This news release contains certain statements that may be deemed “forward-looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Although Mala Noche Resources Corp. believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Mala Noche Resources Corp.’s management on the date the statements are made. Mala Noche Resources Corp. undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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